CHESAPEAKE
FINANCIAL SHARES INC.



2001 ANNUAL REPORT

CHESAPEAKE FINANCIAL SHARES INC.

CONTENTS

Earnings Per Share



$2.50
$2.00
$1.50
$1.00
$0.50
0
1997
1998
1999
2000
2001

Dividends Paid



$0.50
$0.40
$0.30
$0.20
$0.10
0
1997
1998
1999
2000
2001

The second year of the millennium served up many hallmarks, more than we ever could have imagined!! The deeply etched images of the September 11 plane crashes into The World Trade Center, the Pentagon, and a field in Pennsylvania will be with us forever. With an approval rating of over 86% a strong President, George W. Bush, rallied the nation. Todd Beamer's "Let's roll" became the cry, and at "Ground Zero" in New York, Mayor Rudy Giuliani kept the city together. Standouts in the "War on Terrorism" were Vice President Dick Cheney, Donald Rumsfeld, Colin Powell, and Condoleezza Rice. New words, names, and acronyms joined our day-to-day vocabulary: NYPD and FDNY, Osama bin Laden, Taliban, and "Enronized" to name a few. The flag was everywhere.

With all of this our nation is closer together today than we have been for a long time. With our persistence and determination we will remain focused on winning the war on terrorism.

Yet during 2001 there are other memories: Clinton's pardons; Cal Ripken retired from baseball; Daschle killed the stimulus bill; Moses Malone was voted into the Basketball Hall of Fame; *Harry Potter* was released; Mark Warner, Democrat, was elected Governor of Virginia; and the final planning was made for the slavery museum, to name a few.

We will miss Norman Sisisky, Dale Earnhardt, Maureen Reagan, Imogene Coca, Dale Evans, Jack Lemmon, Anthony Quinn, George Harrison, and Perry Como.

In spite of recessionary stress prevailing in the nation, Chesapeake had another outstanding year! Innovation, quality service, and a strong sales force have produced record profits, the result of over 105 people focusing on service to clients and expanding that base. Earnings were $2,640,429, or $2.07 per share, up 17.6%; return on average equity was 13.8%; total assets stood at $245,004,000; net loans again reached new heights of $166,475,000, and loan loss reserves increased to $2,541,000 or 1.50% of total loans, up 19.6%. Note a most significant increase of 12.7% in Non-interest Income over last year bringing it up to $5,790,000, evidence of a continuing effort to ease total reliance on net interest margins.

What's ahead? The new year will see continued emphasis on employee training both internally and through formal schools and seminars. With the opening of the new Financial Center in Gloucester County, three-way video teleconferencing between Kilmarnock, Gloucester, and Williamsburg will improve internal communication and training; plans are underway to introduce electronic statement delivery to all Online Banking customers; and insurance products will be introduced for our customers via the Bankers Insurance, LLC. Finally, Chesapeake's web page, chesbank.com and e-mail marketing will be enhanced.

Chesapeake Investment Group (CIG), a subsidiary of CFS, offers professional management of clients' assets to assist them in building and protecting their hard-earned wealth. The volatile investing market of the last two years has highlighted the need with many of our clients for professional wealth management and estate settlement services. The continued growth of this segment of our business punctuates this demand.

The future appears full of opportunity in both the geographical and service markets that we currently serve. As mentioned, staff training, product delivery and development, and technology continue to be necessary to fill the needs of our growing client base.

We hope you will review the contents of this report and join us for our Annual Shareholders Meeting on Friday, April 5, at Rappahannock Westminster-Canterbury in Irvington. We look forward to seeing you there.

Sincerely,

Douglas D. Monroe, Jr.
Chairman and CEO
Chesapeake Financial Shares

Jeffrey M. Szyperski
Chairman, President and CEO
Chesapeake Bank

SELECTED FINANCIAL INFORMATION

	2001	2000	1999	1998	1997
	(Dollars in thousands except ratios and per share amounts)				
Results of Operations					
Interest income	$ 16,850	$ 15,667	$ 13,423	$ 12,763	$ 11,361
Interest expense	7,524	7,871	6,174	6,153	5,407
Net interest income	9,326	7,796	7,249	6,610	5,954
Provision for loan losses	697	405	211	620	75
Net interest income after provision for loan losses	8,629	7,391	7,038	5,990	5,879
Noninterest income	5,790	5,140	4,524	3,838	2,982
Noninterest expenses	10,845	9,581	8,811	8,104	6,556
Income before tax	3,574	2,950	2,751	1,724	2,305
Income tax expense	934	722	690	335	554
Net income	$ 2,640	$ 2,228	$ 2,061	$ 1,389	$ 1,751
Financial Condition					
Total assets	$ 245,004	$ 224,213	$ 197,435	$ 181,861	$ 163,916
Total deposits	211,817	194,044	174,823	164,639	147,519
Net loans	166,475	156,331	130,640	109,422	102,099
Note payable	792	822	848	875	0
Shareholders' Equity	20,575	18,330	15,513	14,928	13,915
Average assets	233,289	211,055	187,429	171,987	148,948
Average shareholders' equity	19,099	16,705	15,339	14,429	12,866
Key Financial Ratios					
Return on average assets	1.13%	1.06%	1.10%	0.81%	1.18%
Return on average equity	13.82%	13.34%	13.44%	9.62%	13.61%
Dividends paid as a percent of net income	21.2%	22.1%	19.73%	24.69%	16.21%
Per Share Data					
Net income, assuming dilution	$ 2.07	$ 1.76	$ 1.60	$ 1.07	$ 1.40
Cash dividends declared	$ .45	$ .40	$ .33	$ .28	$ 0.23
Book value	$ 16.39	$ 14.90	$ 12.65	$ 12.14	$ 11.49

December 31, 2001 and 2000

	2001	2000
Assets		
Cash and due from banks	$ 12,298,550	$ 8,965,457
Federal funds sold	7,674,000	—
Securities, at approximate fair value	36,120,355	39,555,355
Loans, net of allowance for loan losses of $2,540,577 in 2001 and $2,125,022 in 2000	166,474,772	156,330,838
Premises and equipment, net	6,985,214	5,580,409
Accrued interest receivable	1,288,705	1,533,719
Cash management accounts, net	10,882,704	9,209,373
Other assets	3,279,369	3,037,565
Total assets	$ 245,003,669	$ 224,212,716
Liabilities and Shareholders' Equity		
Deposits:		
Demand accounts	$ 33,592,404	$ 27,396,972
Savings and interest bearing demand deposits	83,345,883	64,744,254
Certificates of deposit		
Denominations less than $100,000	68,212,576	73,987,642
Denominations of $100,000 or more	26,666,454	27,914,928
Total deposits	$ 211,817,317	$ 194,043,796
Federal funds purchased	—	1,500,000
Federal Home Loan Bank advances	10,000,000	8,000,000
Accrued interest payable	255,482	397,244
Accrued expenses and other liabilities	1,564,010	1,119,597
Long-term debt	791,922	821,762
Commitments and contingencies	—	—
Total liabilities	$ 224,428,731	$ 205,882,399
Shareholders' equity:		
Preferred stock, par value $1 per share; authorized 50,000 shares; no shares outstanding	$ —	$ —
Common stock, voting, par value $5 per share; authorized 2,000,000 shares; issued and outstanding 1,255,398 in 2001 and 1,229,840 in 2000	6,276,990	6,149,200
Common stock, nonvoting, par value $5 per share; authorized 635,000 shares; no shares outstanding	—	—
Additional paid-in capital	229,948	153,521
Retained earnings	13,553,466	11,473,316
Accumulated other comprehensive income	514,534	554,280
Total shareholders' equity	$ 20,574,938	$ 18,330,317
Total liabilities and shareholders' equity	$ 245,003,669	$ 224,212,716

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest Income			
Interest and fees on loans	$ 14,501,980	$ 13,151,285	$ 10,996,836
Interest on federal funds sold	116,514	6,405	40,061
Interest on time deposits with banks	—	—	13,929
Interest and dividends on securities available for sale:			
Taxable	1,332,974	1,603,676	1,624,324
Nontaxable	837,017	838,484	684,166
Dividends	61,893	67,623	63,978
Total interest income	$ 16,850,378	$ 15,667,473	$ 13,423,294
Interest Expense			
Savings and interest bearing accounts	$ 1,692,610	$ 2,185,978	$ 2,065,450
Certificates of deposit			
Denominations less than $100,000	3,962,634	3,894,251	3,231,757
Denominations of $100,000 or more	1,477,465	1,352,518	680,696
Short-term borrowings and FHLB advances	347,050	395,962	148,914
Long-term debt	44,452	42,150	47,431
Total interest expense	$ 7,524,211	$ 7,870,859	$ 6,174,248
Net interest income	$ 9,326,167	$ 7,796,614	$ 7,249,046
Provision for loan losses	696,664	405,496	210,713
Net interest income after provision for loan losses	$ 8,629,503	$ 7,391,118	$ 7,038,333
Noninterest Income			
Trust income	$ 1,097,876	$ 1,092,849	$ 1,057,293
Service charges	823,583	695,889	651,962
Net (loss) on other real estate owned	(8,756)	(20,754)	—
Gain (loss) on sales of securities available for sale	(1,625)	15,164	(100,003)
Other income	3,879,043	3,356,580	2,915,179
Total noninterest income	$ 5,790,121	$ 5,139,728	$ 4,524,431

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Noninterest Expenses			
Salaries and benefits	$ 4,943,204	$ 4,190,602	$ 3,923,512
Occupancy expenses	1,803,340	1,680,330	1,692,987
Other expenses	4,098,846	3,709,810	3,194,954
Total noninterest expenses	$ 10,845,390	$ 9,580,742	$ 8,811,453
Income before income taxes	$ 3,574,234	$ 2,950,104	$ 2,751,311
Income tax expense	933,805	722,132	690,042
Net income	$ 2,640,429	$ 2,227,972	$ 2,061,269
Earnings per share, basic	$ 2.12	$ 1.81	$ 1.67
Earnings per share, diluted	$ 2.07	$ 1.76	$ 1.60

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended December 31, 2001, 2000 and 1999		
	2001	**2000**	**1999**
Cash Flows from Operating Activities			
Net income	$ 2,640,429	$ 2,227,972	$ 2,061,269
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	857,500	777,200	645,873
Provision for loan losses	696,644	405,496	210,713
Provision for cash management account losses	240,000	190,000	72,500
Deferred income tax (benefit)	(178,761)	(38,170)	(26,730)
Amortization of premiums, net	275,518	343,093	578,018
Loss on disposal of premises and equipment	8,140	11,301	4,302
(Gain) loss on securities available for sale	1,625	(15,164)	100,003
Net loss on other real estate owned	8,756	20,754	—
Origination of loans available for sale	(16,770,125)	(2,703,760)	(5,918,250)
Proceeds from sale of loans available for sale	15,777,025	2,703,760	6,012,250
Issuance of common stock for services	73,892	79,315	42,545
Changes in other assets and liabilities:			
(Increase) decrease in accrued interest receivable	245,014	(196,608)	9,505
(Increase) in other assets	(37,235)	(207,073)	(214,895)
Increase (decrease) in accrued interest payable	(141,762)	95,997	(2,022)
Increase (decrease) in other liabilities	444,413	(138,175)	24,681
Net cash provided by operating activities	$ 4,141,073	$ 3,555,938	$ 3,599,762
Cash Flows from Investing Activities			
Purchases of securities available for sale	$ (4,930,335)	$ (4,340,772)	$ (19,608,771)
Proceeds from sales and calls of securities available for sale	1,038,375	1,363,904	6,845,807
Proceeds from maturities of securities available for sale	6,989,597	4,258,892	13,970,328
Proceeds from sale of premises and equipment	—	15,562	187,500
Proceeds from sale of other real estate	166,244	92,896	—
Purchase of other investments	—	(207,000)	—
Net (increase) in loans	(9,892,478)	(26,096,510)	(21,522,496)
Net (increase) in cash management accounts	(1,913,331)	(608,212)	(1,731,996)
Other capital expenditures	(2,405,779)	(1,077,589)	(250,136)
Net cash (used in) investing activities	$ (10,947,707)	$ (26,598,829)	$ (22,109,764)

	Years Ended December 31, 2001, 2000 and 1999		
	2001	**2000**	**1999**
Cash Flows from Financing Activities			
Net increase in short-term borrowings	$ 500,000	$ 4,700,000	$ 4,800,000
Net increase in demand accounts, interest-bearing demand accounts and savings accounts	24,797,061	2,610,357	14,840,211
Net increase (decrease) in certificates of deposits	(7,023,540)	16,719,308	(4,647,197)
Net proceeds from issuance of common stock	139,475	110,790	129,312
Acquisition of common stock	(9,150)	(283,764)	(447,267)
Cash dividends	(560,279)	(491,576)	(406,698)
Curtailment of long-term debt	(29,840)	(25,951)	(26,861)
Net cash provided by financing activities	$ 17,813,727	$ 23,339,164	$ 14,241,500
Net increase (decrease) in cash and federal funds sold	$ 11,007,093	$ 296,273	$ (4,268,502)
Cash and federal funds sold at beginning of year	8,965,457	8,669,184	12,937,686
Cash and federal funds sold at end of year	$ 19,972,550	$ 8,965,457	$ 8,669,184
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 7,665,973	$ 7,774,862	$ 6,176,270
Income taxes	$ 1,024,659	$ 847,150	$ 807,267
Supplemental Schedule of Noncash Investing and Financing Activities			
Unrealized gain (loss) on securities available for sale	$ (60,220)	$ 1,738,313	$ (1,192,864)
Other real estate acquired in settlement of loans	$ 45,000	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999

	Common Stock, Voting	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance, December 31, 1998	$6,147,995	$ 523,795	$8,082,349	$ 174,267		$14,928,406
Comprehensive income:						
Net income	—	—	2,061,269	—	$ 2,061,269	2,061,269
Other comprehensive income:						
Unrealized losses on securities available for sale:						
Unrealized holding losses on securities available for sale, net of deferred income taxes of $432,750	—	—	—	—	(860,117)	—
Add: reclassification adjustment, net of income taxes of $34,001	—	—	—	—	66,002	—
Other comprehensive income, net of tax	—	—	—	(794,115)	(794,115)	(794,115)
Total comprehensive income	—	—	—	—	$ 1,267,154	—
Exercise of stock options	77,040	52,272	—	—		129,312
Issuance of common stock for services	16,335	26,210	—	—		42,545
Acquisition of common stock	(109,735)	(337,532)	—	—		(447,267)
Cash dividends ($0.33 per share)	—	—	(406,698)	—		(406,698)
Balance, December 31, 1999	$6,131,635	$ 264,745	$9,736,920	$ (619,848)		$15,513,452
Comprehensive income:						
Net income	—	—	2,227,972	—	$ 2,227,972	2,227,972
Other comprehensive income:						
Unrealized gains on securities available for sale:						
Unrealized holding gains on securities available for sale, net of deferred income taxes of $569,341	—	—	—	—	1,184,136	—
Less: reclassification adjustment, net of income taxes of $5,156	—	—	—	—	(10,008)	—
Other comprehensive income, net of tax	—	—	—	1,174,128	1,174,128	1,174,128
Total comprehensive income	—	—	—	—	$3,402,100	—

Years Ended December 31, 2001, 2000 and 1999

	Common Stock, Voting	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Exercise of stock options	75,600	35,190	—	—		110,790
Issuance of common stock for services	19,345	59,970	—	—		79,315
Acquisition of common stock	(77,380)	(206,384)	—	—		(283,764)
Cash dividends ($0.40 per share)	—	—	(491,576)	—		(491,576)
Balance, December 31, 2000	$6,149,200	$ 153,521	$11,473,316	$554,280		$18,330,317
Comprehensive income:						
Net income	—	—	2,640,429	—	$2,640,429	2,640,429
Other comprehensive income:						
Unrealized losses on securities available for sale:						
Unrealized holding losses on securities available for sale, net of deferred income taxes of $21,028	—	—	—	—	(40,819)	—
Add: reclassification adjustment,net of income taxes of $552	—	—	—	—	1,073	—
Other comprehensive income, net of tax	—	—	—	(39,746)	$ (39,746)	(39,746)
Total comprehensive income	—	—	—	—	$2,600,683	—
Exercise of stock options	104,400	35,075	—	—		139,475
Issuance of common stock for services	26,390	47,502	—	—		73,892
Acquisition of common stock	(3,000)	(6,150)	—	—		(9,150)
Cash dividends ($0.45 per share)	—	—	(560,279)	—		(560,279)
Balance, December 31, 2001	$ 6,276,990	$ 229,948	$ 13,553,466	$ 514,534		$ 20,574,938

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

General

Chesapeake Financial Shares, Inc. ("CFS") owns 100% of Chesapeake Bank (the "Bank") and Chesapeake Investment Group, Inc. ("CIG"). Three additional companies, Chesapeake Financial Group, Inc., Chesapeake Insurance Agency, Inc. T/A Chesapeake Investment Services and Chesapeake Trust Company are wholly-owned subsidiaries of CIG. The consolidated financial statements include the accounts of CFS and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

The accounting and reporting policies of CFS are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The more significant of these policies are summarized below.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. CFS classifies all securities as available for sale.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

CFS grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Northern Neck, Middle Peninsula, Williamsburg, and James City County areas of Virginia. The ability of CFS's debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans are stated at face value, net of unearned discount and the allowance for loan losses. Interest is computed by methods which result in level rates of return on principal. Nonrefundable loan fees and direct loan origination costs are recognized in operations when received and incurred, respectively. The impact of this methodology is not significantly different from recognizing the net of these fees and costs over the contractual life of the related loan.

Loans are placed on nonaccrual status when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Mortgage loans held for resale are stated at the lower of cost or market on an individual loan basis. Loan discounts and origination fees received on loans held for resale are deferred until the related loans are sold to third party investors. Gains are recognized at the time of sale.

A loan is considered impaired when, based on current information and events, it is probable that CFS will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, CFS does not separately identify individual consumer and residential loans for impairment disclosures.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the assets' estimated useful lives. Estimated useful lives range from 10 to 39 years for buildings and 3 to 7 years for furniture, fixtures and equipment.

Foreclosed Properties

Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. CFS has included $45,000 and $175,000 of foreclosed properties in other assets at December 31, 2001 and 2000, respectively.

Trust Company Assets

Securities and other property held by the Trust Company in a fiduciary or agency capacity are not assets of CFS and are not included in the accompanying consolidated financial statements.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Consolidated Statements of Cash Flows

For purposes of the statement of cash flows, CFS considers cash equivalents to include cash on hand, amounts due from banks and federal funds sold.

Advertising Costs

CFS follows the policy of charging the production costs of advertising to expense as incurred.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred tax assets.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by CFS relate solely to outstanding stock options and are determined using the treasury stock method.

Defined Benefit Plan

The cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggregate cost method is utilized for funding purposes.

Note 2. Securities

Amortized cost and fair values of securities available for sale as of December 31, 2001 and 2000, are as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Securities of state and political subdivisions	$ 15,151,912	$ 543,615	$ (39,889)	$ 15,655,638
Corporate debt securities	1,539,427	17,131	(5,808)	1,550,750
Mortgage-backed securities	17,700,819	310,811	(46,263)	17,965,367
Other	948,600	—	—	948,600
Total	$ 35,340,758	$ 871,557	$ (91,960)	$ 36,120,355

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government agencies	$ 1,040,000	$ —	$ (5,522)	$ 1,034,478
Securities of state and political subdivisions	15,110,437	753,791	(25,140)	15,839,088
Corporate debt securities	1,552,694	3,163	(5,857)	1,550,000
Mortgage-backed securities	20,013,805	157,279	(37,895)	20,133,189
Other	998,600	—	—	998,600
Total	$ 38,715,536	$ 914,233	$ (74,414)	$ 39,555,355

The amortized cost and fair value of securities available for sale as of December 31, 2001, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 4,569,330	$ 4,684,568
Due after one year through five years	14,983,964	15,159,265
Due after five years through ten years	3,764,089	3,877,601
Due after ten years	11,074,775	11,450,321
Other	948,600	948,600
Total	$ 35,340,758	$ 36,120,355

Proceeds from sales and calls of securities available for sale during 2001, 2000, and 1999 were $1,038,075, $1,363,904, and $6,845,807, respectively. There were no gross realized gains on sales and calls of securities during 2001. Gross realized gains amounted to $15,164 and $14,776 in 2000 and 1999, respectively. Gross realized losses amounted to $1,625 and $114,779 in 2001 and 1999, respectively. There were no gross realized losses in 2000. The tax benefit (provision) applicable to these net realized gains and losses amounted to $552, ($5,156), and $34,001 in 2001, 2000, and 1999, respectively.

The amortized cost of securities pledged to secure public deposits, borrowings from the Federal Reserve Bank and fiduciary powers amounted to $15,830,951 and $13,876,694 at December 31, 2001 and 2000, respectively.

Note 3. Loans

A summary of the balances of loans follows:

	December 31, 2001	December 31, 2000
Commercial	$ 84,397,814	$ 76,314,864
Real estate mortgage	46,605,210	41,673,571
Real estate construction	7,946,878	5,464,602
Consumer	28,192,286	31,792,163
Participations with other banks	1,607,647	2,377,819
Other	265,514	832,841
	$ 169,015,349	$ 158,455,860
Less: Allowance for loan losses	2,540,577	2,125,022
Loans, net	$ 166,474,772	$ 156,330,838

An analysis of the allowance for loan losses follows:

	December 31, 2001	2000	1999
Balance at beginning of year	$ 2,125,022	$ 2,253,676	$ 2,023,752
Provision for loan losses	696,664	405,496	210,713
Loans charged off	(330,115)	(611,981)	(27,057)
Recoveries on loans previously charged off	49,006	77,831	46,268
Balance at end of year	$ 2,540,577	$ 2,125,022	$ 2,253,676

The following is a summary of information pertaining to impaired loans:

	December 31, 2001	2000
Impaired loans with a valuation allowance	$ 552,104	$ 49,617
Valuation allowance related to impaired loans	$ 350,000	$ 49,617

	Years Ended December 31, 2001	2000	1999
Average investment in impaired loans	$ 576,913	$ 49,617	—
Interest income recognized	23,648	2,395	—

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under SFAS No. 114 amounted to $270,160, $513,196 and $155,520 at December 31, 2001, 2000 and 1999, respectively. If interest on these loans had been accrued, such income would have approximated $12,742, $49,571 and $11,960 at December 31, 2001, 2000 and 1999, respectively.

Note 4. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,	
	2001	2000
Land	$ 1,534,984	$ 762,335
Buildings	3,703,626	3,657,926
Furniture, fixtures and improvements	1,109,244	1,087,624
Mechanical equipment	3,955,214	3,647,189
Leasehold improvements	1,279,174	1,263,394
Construction in progress	945,343	—
	$12,527,585	$10,418,468
Less accumulated depreciation	5,542,371	4,838,059
	$ 6,985,214	$ 5,580,409

For the years ended December 31, 2001, 2000 and 1999, depreciation expense was $743,403, $675,533, and $557,201, respectively.

Note 5. Borrowings

CFS's fixed-rate Federal Home Loan Bank advances of $10,000,000 at December 31, 2001 mature through 2003. At December 31, 2001, the interest rates on fixed-rate advances ranged from 2.17 percent to 3.01 percent. The weighted average interest rate on advances was 2.45 percent. As of December 31, 2000, CFS had variable rate overnight advances of $8,000,000. Advances on the line are secured by all of CFS's first lien loans on one-to-four unit single family dwellings. As of December 31, 2001, the book value of these loans totaled approximately $19,700,000. The amount of the available credit is limited to seventy-five percent of qualifying collateral. Any borrowings in excess of the qualifying collateral require pledging of additional assets.

CFS's fixed-rate long-term debt of $791,922 at December 31, 2001 matures in 2018. The long-term debt is secured by a deed of trust on property located in Lancaster County, Virginia with a carrying value of $818,000. Aggregate maturities during the next five years are: 2002, $31,523; 2003, $33,301; 2004, $35,180; 2005, $37,164 and 2006, $39,260.

CFS has unsecured lines of credit with correspondent banks totaling $13,895,000 available for overnight borrowing and an undrawn line of credit of $2,000,000 secured by Bank stock.

Note 6. Income Taxes

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Allowance for loan and cash management account losses	$ 926,759	$ 742,924
Deferred compensation	182,188	123,869
Accrued pension expense	56,361	65,026
Intangible assets	8,516	11,555
Other	53,889	70,397
	$ 1,227,713	$ 1,013,771
Deferred tax liabilities:		
Securities available for sale	$ 265,064	$ 285,538
Premises and equipment	182,992	147,811
	$ 448,056	$ 433,349
Net deferred tax asset	$ 779,657	$ 580,422

The provision for income taxes charged to operations for the years ended December 31, 2001, 2000 and 1999, consists of the following:

	2001	2000	1999
Current tax expense	$ 1,112,566	$ 760,302	$ 716,772
Deferred tax (benefit)	(178,761)	(38,170)	(26,730)
	$ 933,805	$ 722,132	$ 690,042

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2001, 2000 and 1999, due to the following:

	2001	2000	1999
Computed "expected" tax expense	$ 1,215,240	$ 1,003,035	$ 935,446
Increase (decrease) in income taxes resulting from:			
Tax exempt interest income	(270,601)	(271,508)	(247,005)
Other	(10,834)	(9,395)	1,601
	$ 933,805	$ 722,132	$ 690,042

Note 7. Employee Benefit Plans

Pension Plan

CFS has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. CFS funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three-year period ending December 31, 2001, computed as of October 1st of each respective year:

	2001	2000	1999
Change in Benefit Obligation			
Benefit obligation, beginning	$ 1,722,808	$ 1,328,347	$ 1,192,692
Service cost	161,869	129,817	118,317
Interest cost	128,837	99,252	89,071
Actuarial (gain) loss	873	217,992	(52,197)
Benefits paid	(25,971)	(52,600)	(19,536)
Benefit obligation, ending	$ 1,988,416	$ 1,722,808	$ 1,328,347
Change in Plan Assets			
Fair value of plan assets, beginning	$ 1,460,124	$ 1,205,674	$ 1,007,885
Actual return on plan assets	(282,834)	184,069	140,927
Employer contributions	148,958	122,981	76,398
Benefits paid	(25,971)	(52,600)	(19,536)
Fair value of plan assets, ending	$ 1,300,277	$ 1,460,124	$ 1,205,674
Funded Status	$ (688,139)	$ (262,684)	$ (122,673)
Unrecognized net actuarial (gain) loss	264,958	(156,623)	(306,504)
Unrecognized net obligation at transition	32,554	36,624	40,694
Unrecognized prior service cost	26,241	28,865	31,489
Accrued benefit cost included in other liabilities at October 1	$ (364,386)	$ (353,818)	$ (356,994)
Contribution made in December	180,079	148,958	122,981
Accrued benefit cost included in other liabilities at December 31	$ (184,307)	$ (204,860)	$ (234,013)

The components of net periodic benefit cost are as follows:

	2001	2000	1999
Components of Net Periodic Benefit Cost			
Service cost	$ 161,869	$ 129,817	$ 118,317
Interest cost	128,837	99,252	89,071
Expected return on plan assets	(137,874)	(108,064)	(90,253)
Amortization of prior service cost	2,624	2,624	2,624
Amortization of net obligation at transition	4,070	4,070	4,070
Recognized net actuarial (gain)	—	(7,894)	(4,218)
Net periodic benefit cost	$ 159,526	$ 119,805	$ 119,611

The assumptions used in the measurement of CFS's benefit obligation are shown in the following table:

	2001	2000	1999
Weighted-Average Assumptions			
Discount rate	7.50%	7.50%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

Deferred Compensation Agreements

The Bank and CFS have deferred compensation agreements providing for monthly payments to an officer of each company commencing at retirement. The liabilities under these agreements are being accrued over the officers' remaining periods of employment such that the then present value of the monthly payments will have been accrued by retirement date. CFS funds the deferred compensation commitments through life insurance policies on the officers. The officers are currently receiving benefits under these plans.

Employee Stock Ownership Plan

Generally, full-time employees who have completed one calendar year of service are eligible. Contributions each year are at the discretion of the Board of Directors, within certain limitations prescribed by Federal tax regulations. CFS made cash contributions to the plan of $30,000, $19,993 and $19,993 during the years ended December 31, 2001, 2000 and 1999, respectively. These contributions are included in salaries and benefits in the accompanying income statements. An employee's proportional ownership in the plan assets vests on an increasing scale over 7 years, or sooner under certain circumstances. The plan intends to invest contributions received in shares of CFS common stock. Dividends paid on shares held by the plan are charged to retained earnings. All shares held by the plan are treated as outstanding in computing CFS's earnings per share.

401(k) Plan

CFS has adopted a contributory 401(k) plan that covers substantially all employees. Under the plan, employees may elect to defer up to 15% of their salary, subject to Internal Revenue Service limits. The Corporation will make a matching contribution of 25% of the first 6% of the employee's salary deferred. Total expense related to the plan was $39,365, $35,785 and $30,991 for 2001, 2000 and 1999, respectively.

Note 8. Stock Option Plans

CFS had a stock option plan in which options for 172,800 shares of voting common stock and 112,500 shares of nonvoting common stock were reserved for issuance. The stock option plan required that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of grant; however, for those individuals who owned more than 10% of the stock of CFS, the option price was at least 110% of the fair market value on the date of grant. Such options were generally not exercisable until after three years from the date of issuance and required continuous employment during the period prior to exercise. This plan expired in 1995. Options previously granted may be exercised by the participants until the options expire, which is ten years after the date of the original option grant.

A summary of the status of the expired plan at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	42,480	$ 6.86	57,600	$ 6.98	73,008	$ 6.92
Exercised	(18,720)	6.36	(15,120)	7.33	(15,408)	6.70
Outstanding at end of year	23,760	7.26	42,480	6.86	57,600	6.98
Options exercisable, end of year	23,760	7.26	42,480	6.86	57,600	6.98

In 1996, CFS adopted an incentive stock plan under which options may be granted to certain key employees for purchase of CFS's common stock. The effective date of the plan was April 5, 1996 with an expiration date of March 31, 2006. The plan reserves for issuance 105,000 shares of CFS's voting common stock. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however, for those individuals who own more than 10% of the stock of CFS, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant.

A summary of the status of the 1996 plan at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	66,420	$ 15.20	51,420	$ 14.41	37,920	$ 12.08
Granted	16,000	14.82	15,000	17.91	13,500	20.96
Exercised	(2,160)	9.48	—	—	—	—
Forfeited	(1,500)	18.50	—	—	—	—
Outstanding at end of year	78,760	15.21	66,420	15.20	51,420	14.41
Options exercisable, end of year	35,760	12.23	25,920	9.77	13,680	9.41
Weighted average fair value of options granted during the year	$ 3.21		$ 4.65		$ 5.48	

The status of the options outstanding at December 31, 2001 is as follows:

		Options Outstanding		Options Exercisable	
Remaining Contractual Life	Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
0.3	$ 6.94-$ 7.64	23,760	$ 7.26	23,760	$ 7.26
1.3	$ 9.03-$18.33	15,480	11.09	15,480	11.09

		Options Outstanding		Options Exercisable	
Remaining Contractual Life	Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
2.3	$ 9.93-$22.55	14,160	12.81	11,160	10.19
3.3	$ 16.67-$19.25	12,620	17.38	9,120	16.67
4.3	$ 15.95-$20.50	13,500	19.32	—	—
5.3	$17.50	10,500	17.50	—	—
6.3	$14.50	12,500	14.50	—	—

CFS applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for CFS's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, CFS's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Years Ended December 31, 2001	2000	1999
Net income	As reported	$ 2,640,429	$ 2,227,972	$ 2,061,269
	Pro forma	$ 2,597,519	$ 2,186,926	$ 2,029,208
Earnings per share—basic	As reported	$ 2.12	$ 1.81	$ 1.67
	Pro forma	$ 2.09	$ 1.78	$ 1.65
Earnings per share—assuming dilution	As reported	$ 2.07	$ 1.76	$ 1.60
	Pro forma	$ 2.04	$ 1.73	$ 1.58

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31, 2001	2000	1999
Dividend yield	1.79%	1.69%	1.59%
Expected life	7 years	7 years	7 years
Expected volatility	15.74%	16.83%	15.22%
Risk-free interest rate	5.11%	6.30%	6.50%

Note 9. Shareholders' Equity

During 2001, 2000 and 1999, CFS issued 5,278 shares, 3,869 shares, and 3,267 shares, respectively, of common stock to its Directors for partial compensation.

Note 10. Commitments and Contingencies

CFS leases certain facilities and equipment under operating leases which expire at various dates through 2007. These leases generally contain renewal options and require CFS to pay taxes, insurance, maintenance and other expenses in addition to the minimum normal rentals.

Minimum rental payments under these operating lease agreements as of December 31, 2001 are as follows:

Year Ending December 31,	
2002	$ 89,664
2003	89,664
2004	84,364
2005	57,864
2006	59,544

Rent expense under operating leases aggregated $130,194, $128,686 and $147,966 for the years ended December 31, 2001, 2000 and 1999, respectively.

As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amounts of daily average required balances were approximately $6,311,000 and $4,886,000, respectively.

Note 11. Related Party Transactions

Officers, directors and their affiliates had borrowings of $4,262,522 and $7,081,552 at December 31, 2001 and 2000, respectively, with the Bank.

Changes in borrowings during 2001 were as follows:

Balance, December 31, 2000	$ 7,081,552
Additions	550,001
Payments	(3,369,031)
Balance, December 31, 2001	$ 4,262,522

These transactions occurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

Note 12. Other Income and Expenses

The principal components of "Other Income" in the consolidated statements of income are:

	2001	2000	1999
Cash management fees and discount	$ 1,953,979	$ 1,525,306	$ 1,194,408
Merchant discount	984,379	1,009,417	853,152
ATM fee income	275,176	237,929	240,326
Other (includes no items in excess of 1% of total revenue)	665,509	583,928	627,293
	$ 3,879,043	$ 3,356,580	$ 2,915,179

The principal components of "Other Expenses" in the consolidated statements of income are:

	2001	2000	1999
Advertising	$ 218,436	$ 291,271	$ 199,662
Merchant card	874,798	916,922	844,975
Cash management royalties	395,471	477,150	357,444
Provision for cash management account losses	240,000	190,000	72,500
Other (includes no items in excess of 1% of total revenue)	2,370,141	1,834,467	1,720,373
	$ 4,098,846	$ 3,709,810	$ 3,194,954

Note 13. Earnings Per Share

The following data shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The potential common stock did not have an impact on net income.

	2001	2000	1999
Weighted average number of common shares, basic	1,243,115	1,228,652	1,232,655
Effect of dilutive stock options	32,111	37,962	55,180
Weighted average number of common shares and dilutive potential common stock used in diluted EPS	1,275,226	1,266,614	1,287,835

Options on approximately 21,595 shares and 40,500 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2001 and 2000, respectively, because the exercise price of those options exceeded the average market price of the common shares. No options were excluded from the computation of diluted earnings per share for the years ended December 31, 1999.

Note 14. Time Deposits

Remaining maturities on certificates of deposit are as follows:

2002	$ 66,331, 841
2003	21,511,995
2004	6,077,952
2005	886,786
2006 and thereafter	70,456
	$ 94,879,030

Note 15. Financial Instruments With Off-Balance-Sheet Risk

CFS is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

CFS's exposure to credit loss is represented by the contractual amount of these commitments. CFS follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2001 and 2000, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2001	2000
Commitments to grant loans	$ 5,856,742	$ 7,118,137
Unfunded commitments under lines of credit	32,431,128	23,252,013
Commercial and standby letters of credit	1,977,600	2,513,930

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by CFS, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which CFS is committed. The amount of collateral obtained, if it is deemed necessary by CFS, is based on management's credit evaluation of the customer.

Commercial and standby letters of credit are conditional commitments issued by CFS to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. CFS generally holds collateral supporting those commitments if deemed necessary.

CFS maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is approximately $359,673 at December 31, 2001.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for CFS's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of CFS.

The following methods and assumptions were used by CFS in estimating fair value disclosures for financial instruments:

Cash, short-term investments and federal funds sold: The carrying amounts of cash and short-term instruments approximate fair values.

Securities: Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Mortgage loans held for sale: Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans: For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Cash management accounts: The carrying value of cash management accounts approximates their fair value. The future cash flows from these accounts are short-term in nature (less than 90 days) and the rate of return approximates current market rates.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt: The fair value of CFS's long-term borrowings are estimated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2001 and 2000, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

The estimated fair values, and related carrying or notional amounts, of CFS's financial instruments are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)		*(In Thousands)*	
Financial assets:				
Cash and short-term investments	$ 12,299	$ 12,299	$ 8,965	$ 8,965
Federal funds sold	7,674	7,674	—	—
Securities	36,120	36,120	39,555	39,555
Loans	166,475	169,751	156,331	153,723
Cash management accounts	10,883	10,883	9,209	9,209
Accrued interest receivable	1,289	1,289	1,534	1,534
Financial liabilities:				
Deposits	$ 211,817	$ 220,050	$ 194,044	$ 194,460
Short-term borrowings	10,000	10,000	9,500	9,500
Long-term debt	792	583	822	556
Accrued interest payable	255	255	397	397

CFS assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of CFS's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to CFS. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate CFS's overall interest rate risk.

Note 17. Minimum Regulatory Capital Requirements

CFS is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on CFS's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A financial institution's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001 and 2000, that CFS meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized CFS as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, CFS must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

CFS's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Amount in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 22,517	11.5%	$ 15,683	8.0%	N/A	
Chesapeake Bank	$ 20,673	10.6%	$ 15,584	8.0%	$19,480	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 20,060	10.2%	$ 7,842	4.0%	N/A	
Chesapeake Bank	$ 18,231	9.4%	$ 7,792	4.0%	$11,688	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 20,060	8.4%	$ 9,557	4.0%	N/A	
Chesapeake Bank	$ 18,231	7.7%	$ 9,464	4.0%	$11,831	5.0%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 20,098	11.0%	$ 14,528	8.0%	N/A	
Chesapeake Bank	$ 18,628	10.3%	$ 14,448	8.0%	$18,060	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 17,776	9.8%	$ 7,264	4.0%	N/A	
Chesapeake Bank	$ 16,368	9.1%	$ 7,224	4.0%	$10,836	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 17,776	8.1%	$ 8,743	4.0%	N/A	
Chesapeake Bank	$ 16,368	7.6%	$ 8,666	4.0%	$10,832	5.0%

Note 18. Condensed Parent Company Financial Statements

The following parent company accounting policies should be read in conjunction with the related condensed balance sheets, statements of income, and statements of cash flows.

Investments in subsidiaries are accounted for using the equity method of accounting. The parent company and its subsidiaries file a consolidated federal income tax return. The subsidiaries' individual tax provisions and liabilities are stated as if they filed separate returns and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.

The parent company's principal assets are its investments in its wholly-owned subsidiaries. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. As of December 31, 2001, the amount available for payment of additional dividends without prior regulatory approval from the Bank to the parent company is $3,348,935 or 16.3% of consolidated net assets.

Balance Sheets (Condensed)

	December 31, 2001	2000
Assets		
Cash	$ 391,781	$ 499,145
Securities	—	707,373
Investment in subsidiaries	20,068,216	17,033,926
Premises and equipment, net	822,166	862,141
Other assets	85,494	68,095
Total assets	$ 21,367,657	$ 19,170,680
Liabilities and Shareholders' Equity		
Long-term debt	$ 791,922	$ 821,762
Other liabilities	797	18,601
Shareholders' equity	20,574,938	18,330,317
Total liabilities and shareholders' equity	$ 21,367,657	$ 19,170,680

Statements of Income (Condensed)

	2001	2000	1999
Income–Dividends–Bank	$ 1,850,000	$ 1,112,500	$ 953,000
Other	107,713	153,328	138,264
Total income	$ 1,957,713	$ 1,265,828	$ 1,091,264
Expenses–Interest expense	$ 44,452	$ 42,150	$ 47,431
Other expenses	258,824	233,066	226,213
Total expenses	$ 303,276	$ 275,216	$ 273,644
Income before income taxes and equity in undistributed earnings of subsidiaries	$ 1,654,437	$ 990,612	$ 817,620
Allocated income tax benefit	49,766	35,070	33,230
Income before equity in undistributed earnings of subsidiaries	$ 1,704,203	$ 1,025,682	$ 850,850
Equity in undistributed earnings of subsidiaries	936,226	1,202,290	1,210,419
Net income	$ 2,640,429	$ 2,227,972	$ 2,061,269

STATEMENTS OF CASH FLOWS (CONDENSED)

	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 2,640,429	$ 2,227,972	$ 2,061,269
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	41,380	43,518	42,869
Equity in undistributed earnings of subsidiaries	(936,226)	(1,202,290)	(1,210,419)
Loss on securities available for sale	—	—	3,902
Issuance of common stock for services	73,892	79,315	42,545
Amortization of premium	28	166	(1,606)
Changes in other assets and liabilities:			
(Increase) decrease in other assets	(11,987)	125,547	(158,794)
Increase (decrease) in other liabilities	(17,804)	18,601	(28,333)
Net cash provided by operating activities	$ 1,789,712	$ 1,292,829	$ 751,433
Cash Flows from Investing Activities			
Purchase of investment securities	$ —	$ —	$ (541,652)
Proceeds from maturities of investment securities	—	—	368,000
Purchases of premises and equipment	(1,405)	—	(88,151)
Investment in subsidiary	(1,435,877)	(250,000)	—
Net cash (used in) investing activities	$ (1,437,282)	$ (250,000)	$ (261,803)
Cash Flows from Financing Activities			
Dividends paid	$ (560,279)	$ (491,576)	$ (406,698)
Curtailment of note payable	(29,840)	(25,951)	(26,861)
Acquisitions of common stock	(9,150)	(283,764)	(447,267)
Net proceeds from issuance of common stock	139,475	110,790	129,312
Net cash (used in) financing activities	$ (459,794)	$ (690,501)	$ (751,514)
Net increase (decrease) in cash	$ (107,364)	$ 352,328	$ (261,884)
Cash at beginning of year	499,145	146,817	408,701
Cash at end of year	$ 391,781	$ 499,145	$ 146,817
Supplemental Disclosure of Noncash Investing Activities, contribution of securities to capital of a subsidiary	$ 691,426	$ —	$ —

YHB

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

To the Board of Directors and Shareholders
Chesapeake Financial Shares, Inc. and Subsidiaries
Kilmarnock, Virginia

We have audited the accompanying consolidated balance sheets of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 10, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist the reader in understanding and evaluating Chesapeake Financial Shares' consolidated financial condition and results of operations. This discussion should be read in conjunction with the Company's audited consolidated financial statements, the accompanying notes, the Letter to Shareholders, and other information contained elsewhere in this Annual Report.

Financial Condition

At the end of 2001, Chesapeake Financial Shares, Inc. (CFS) had total assets of $245.0 million, representing a 9.3% increase over the December 31, 2000 balance of $224.2 million. CFS ended the year with total gross loans of $169.0 million, and total deposits of $211.8 million, up 6.7% and 9.2%, respectively. The return on average equity in 2001 was 13.8% and return on average assets was 1.13% compared to 13.3% and 1.06%, respectively, in 2000. (See "Summary of Results of Operations")

The moderate loan growth of 6.7% for 2001 brought the average annual loan growth rate for the last five years to 13.1%. Asset quality was maintained during this growth period with past due loans near record lows and the allowance for loan losses remaining at adequate levels and well above peer group statistics. The Bank continued to maintain its "well capitalized" status, the highest ranking available from the Federal Deposit Insurance Corporation (FDIC).

Summary of Results of Operations

Earnings for 2001 were $2,640,429 or $2.07 per share (fully diluted) compared to $2,227,972 or $1.76 per share in 2000, an increase of $412,457. The 18.5% increase in net income resulted from a 19.6% increase or $1,529,553 in net interest income. Noninterest income increased to $5,790,121 in 2001, up 12.7% over the 2000 level of $5,139,728. All noninterest income items were up in 2001 except merchant card income (see note 12). Merchant card income was down 2.5% or $25,038, however merchant card expense was down 4.6% or $42,124, creating a greater profit margin. Total noninterest expense was up 13.2% or $1,264,648 for the year.

Chesapeake Financial Shares recorded earnings of $2,227,972 for 2000 or $1.76 per share (fully diluted) compared to $2,061,269 or $1.60 per share in 1999, an increase of 8.1% or $166,703. During 2000, the increase in earnings was primarily due to net interest income after provision for loan losses of $7,391,118, up $352,785 or 5.0% over $7,038,333 reported in 1999. Noninterest income increased $615,297 to $5,139,728 in 2000, up 13.6% over the 1999 level of $4,524,431, while total noninterest expense increased $769,289 to $9,580,742, up 8.7% over the 1999 total of $8,811,453.

In 1999 earnings were $2,061,269 or $1.60 compared to $1,388,733 or $1.07 per share in 1998. The 48.4% increase in net income resulted from a 17.5% increase or $1,048,002 in net interest income after provision for loan losses. Noninterest income increased to $4,524,431 in 1999, up 17.9% over the 1998 level of $3,838,455. Total noninterest expenses for 1999 were $8,811,453, up 8.7% over the 1998 total of $8,104,425.

Assets: Loan Portfolio

The loan portfolio is the largest component of earning assets for CFS and accounts for the greatest portion of total interest income. The net loan portfolio totaled $166.5, $156.3, and $130.6 million for 2001, 2000, and 1999, respectively, representing an increase of 6.5% for 2001 over 2000, 19.7% for 2000 over 1999, and 19.4% for 1999 over 1998. The increase in 2001 was in commercial and mortgage loans.

Commercial loans increased 10.6% or $8.1 million, real estate—mortgage loans were up 11.8% or $4.9 million, and real estate construction loans increased 45.4% or $2.5 million. Consumer loans decreased 11.3% or $3.6 million during 2001. Participations with other banks decreased $0.8 million or 32.4% and all other loans decreased $0.6 million or 68.1%.

On December 31, 2001, the loan portfolio consisted of 49.9% commercial loans, 32.3% single-family residential and residential construction loans, and 16.7% consumer loans. The commercial loans consisted principally of business loans such as service and professional, contractor, retail, other commercial, marine industry, medical, commercial real estate loans where real estate is the primary collateral, and hospitality, plus a small portion of agricultural and seafood loans. Management attempts to reduce CFS's exposure to the risks of the local real estate market by limiting the aggregate size of its commercial portfolio and by primarily making such loans directly to the business occupants. Historically, CFS has engaged in limited mortgage lending secured by multi family and agricultural properties.

Consistent with its focus on providing community based financial services, CFS generally does not make loans outside its principal market regions. By policy it does not originate or purchase highly leveraged loans or loans to foreign entities or individuals.

Total nonperforming assets consist of nonaccrual loans, restructured loans, repossessed and foreclosed properties. Nonperforming assets were $867,264 at December 31, 2001, which represented an increase from $743,427, at December 31, 2000. Past due loans were 1.4% of total loans at December 31, 2001.

Investment Securities

All of CFS's securities are classified as securities available for sale. Securities may be classified as investment securities (held to maturity) when management has the intent and CFS has the ability at the time of purchase to hold the securities to maturity. Investment securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the securities option or credit risk, increases in loan demand, general liquidity needs and other similar factors. Securities available for sale are carried at fair market value. Deposit growth, overnight and term borrowing, and investment portfolio liquidity provided funding for the increases in the loan portfolio.

The fair market value of the portfolio exceeded book value by $514,534, net of the tax effect, at December 31, 2001, and book value exceeded fair market value by $554,280, net of the tax effect, at December 31, 2000. This is within risk limits established by the Board and the Asset/Liability Management Committee.

At year end, total securities were $36.1 million, down $3.5 million from the $39.6 million on December 31, 2000, which was basically unchanged from $39.4 million on December 31, 1999. U. S. Government Agencies decreased to zero during 2001. Investments in mortgage-backed securities decreased from the 2000 levels of $20.1 million to $18.0 million, a 10.8% reduction, due to natural amortization. Investments in state and political subdivisions decreased 1.2% during 2001 and investments in corporate debt securities were unchanged.

Asset Quality-Provision/Allowance for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the credit quality and risk adverseness of the loan portfolio. The allowance for loan losses represents management's estimate of the amount adequate to provide for potential losses inherent in the loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus any growth in the loan portfolio. In determining the adequacy of the allowance for loan losses, management uses a methodology, which specifically identifies and reserves for higher risk loans. A general reserve is established for non-specifically reserved loans. Loans in a non-accrual status and over ninety days past due are considered in this evaluation as well as other loans, which may be a potential loss. The status of nonaccrual and past due loans varies from quarter to quarter based on seasonality, local economic conditions, and the cash flow of customers.

The 2001 provision of $696,664 brought the net allowance for loan losses to $2,540,577 or 1.5% of gross loans less unearned discounts. The allowance for loan losses as a percent of gross loans less unearned discounts was 1.3% on December 31, 2000, and 1.7% in 1999. There was a provision of $405,496 in 2000 compared to the 1999 provision of $210,713. Continued loan growth may warrant additional provisions in the future. Loans charged off totaled $330,115 in 2001, $611,981 in 2000, and $27,057 in 1999. Recoveries for the same periods were $49,006, $77,831, and $46,268, respectively. Management and the Board of Directors believe that the total allowance at year end was adequate relative to current levels of risk in the portfolio.

Management has periodically contracted outside professionals to perform an independent loan quality review to enhance the internal loan review process. A review was performed in 2001 and the results were consistent with those of the internal loan review officer and management's reserve analysis process. The maintenance of high loan quality objectives has been key to CFS's current levels of performance.

Liabilities: Deposits

Chesapeake depends on deposits to fund most of its lending activities, generate fee income opportunities, and create a market for other financial service products. Deposits are also the largest component of CFS's liabilities and account for the greatest portion of interest expense.

Deposits totaled $211.8, $194.0, and $174.8 million for 2001, 2000, and 1999, respectively, and represented an increase of 9.2% for 2001 over 2000 and an increase of 11.0% for 2000 over 1999. There was a 6.9% decrease in certificates of deposit during 2001, prompted primarily by the decrease in interest rates during the year. And, for the same reason noninterest bearing deposits increased to $33.6 million or 22.6% from $27.4 million on December 31, 2000 and savings and noninterest bearing demand deposit balances increased during 2001 by 28.7% or $18.6 million to $83.3 million.

Shareholders' Equity

Capital represents funds, earned or obtained, over which management can exercise greater control in comparison with deposits and borrowed funds. Future growth and expansion of Chesapeake is dictated by the ability to produce capital. Capital adequacy is reviewed by management on an ongoing basis with reference to the size, composition and quality of the Chesapeake's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses.

Federal regulators have adopted minimum capital standards. Specifically, the guidelines categorize assets and off balance sheet items into four risk weighted categories. The minimum ratio of qualifying total capital to risk weighted assets is 8%. For CFS, Tier 1 capital is composed of common equity and retained earnings. Tier 1 capital to risk weighted assets and Tier 1 capital to average assets (called leveraged capital) must be 4%. On December 31, 2001, CFS had ratios of Tier 1 risk based capital to risk weighted assets of 10.2%, total risk based capital to risk weighted assets of 11.5%, and Tier 1 leverage capital of 8.4%. At December 31, 2000, these ratios were 9.8%, 11.0% and 8.1%, respectively. At December 31, 1999, these ratios for the Bank were 10.4%, 11.7% and 8.3%, respectively, well above the regulatory minimums and exceeded the requirements for FDIC's "well capitalized" designation. As of December 31, 2001, CFS's primary capital to asset ratio was 9.2%.

Dividend and Market Information

CFS's stock has traded on the "OTC" (Over The Counter) market under the symbol "CPKF" for several years. CFS raised its dividend to $0.45 per share in 2001, an increase of $0.05 over 2000. This increase followed a $0.07 per share dividend increase from $0.33 in 1999 to $0.40 in 2000. Trades in CFS's common stock occurred infrequently and generally involved a relatively small number of shares. Based on information available, the selling price ranged during 2001 from $13.50 to $22.25, and during 2000, from $13.75 to $21.00. Such transactions may not be representative of all transactions during the indicated periods, of the fair value of the stock at the time of such transactions, due to the infrequency of trades and the limited market for the stock. At December 31, 2001, there were 1,255,398 shares of Chesapeake Financial Shares, Inc. common stock outstanding held by approximately 443 holders of record.

Liquidity, Interest Rate Sensitivity, and Inflation

Management policy objectives include providing adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations, and to allow funding of longer-term investment opportunities and regulatory requirements. The objective of providing adequate funding should be accomplished at reasonable costs and on a timely basis. Management considers CFS's liquidity to be adequate.

Chesapeake Financial Shares' primary sources of liquidity continue to be federal funds purchased, time deposits with other banks, securities maturing within one year, loan curtailments, and short term borrowings. On December 31, 2001, approximately 35.2% of the total invested portfolio dollars mature within one year as compared to 13.0% on December 31, 2000. The Bank's loan portfolio was also liquid with 39.7% of all loan dollars maturing or repricing within one year. This loan liquidity ratio was 45.9% on December 31, 2000.

Other sources of liquidity include the normal amortization and prepayment of loans, sale of loans, and proceeds from the sale of repossessed assets and other real estate owned. The sale of loans through the secondary market operation enhances the liquidity position by providing both fixed and adjustable rate long-term mortgage options to our client base. Mortgage loans held for resale are stated at the lower of cost or market (or contract value), however, due to the quick turning of these assets, seldom do these loans represent more than 1% of total assets.

Chesapeake Bank management maintains overnight borrowing relationships with correspondent banks for up to $12,456,000, unsecured. The Bank and CFS have other secured borrowing relationships for up to $45,744,000.

As of December 31, 2001, CFS held $45,000 in a repossessed asset and no other real estate owned. This asset is being marketed for sale and represents a near term secondary source of liquidity. CFS should realize full book value on disposal of this asset.

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. Interest rate sensitivity refers to the difference between assets and liabilities subject to repricing, maturity, or volatility during a specified period. Management's objective in controlling interest rate sensitivity is to reprice loans and deposits and make investments that will maintain a profitable net interest margin. (See "Net Interest Income")

While the effect of inflation is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. There are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Net Interest Income

The principal source of earnings for CFS is net interest income. Net interest income is the difference between interest plus fees generated by earning assets and interest expense paid to fund those assets. As such, net interest income represents the gross profit from the Bank's lending, investment, and funding activities.

A large number of variables interact to affect net interest income. Included are variables such as changes in the mix and volume of earning assets and interest bearing liabilities, market interest rates, and the statutory Federal tax rate. It is management's ongoing policy to maximize net interest income through the development of balance sheet and pricing strategies while maintaining appropriate risk levels as set by the board.

Net interest income totaled $9.3, $7.8, and $7.2 million for 2001, 2000, and 1999, respectively, representing an increase of 19.6% for 2001 over 2000, 7.6% for 2000 over 1999, and 9.7% for 1999 over 1998. Loan demand was moderate this year with gross total loans up 6.7% or $10.6 million for 2001 over 2000. Total interest expense was $7.5, $7.9, and $6.2 million for 2001, 2000 and 1999, respectively. On a tax equivalent annualized basis, the net interest margin was 4.7%, 4.5% and 4.6% for 2001, 2000 and 1999, respectively.

Noninterest Income

For the year ended December 31, 2001, noninterest income was $5.8 million, a 12.7% increase over the 2000 amount of $5.1 million, which was a 13.6% increase over the 1999 amount of $4.5 million. The increase in 2001 was due to a 28.1% or $428,673 increase in the cash management service and an increase in service charge income of 18.4% or $127,694.

Noninterest Expenses

Total noninterest expenses increased 13.2% or $1,264,648 in 2001 over 2000. In 2000, total noninterest expenses increased 9.0% over 1999 and increased 8.7% in 1999 over 1998. The 2001 increase was due primarily to an 18.0% or $752,602 increase in salaries and benefits. Cash management services, advertising, and merchant card expenses were all down. Miscellaneous expenses were up 29.2% or $535,674 over the 2000 amount of $1,834,467.

Salaries and benefits were up due to increased number of employees, benefit costs, performance incentives and cost of living increases. Total occupancy expenses increased 7.3% or $123,010 compared to 2000, due in part, to the increases in rented facilities and preparations for the opening of the Gloucester office in early January 2002.

Significant accomplishments in 2001 included a corporate restructuring of the asset management services under Chesapeake Investment Group, which included the trust, estate planning, asset management and brokerage operations; an upgrade to advanced character recognition hardware and software technology in the operations department for improved check and document handling; installation of state of the art teller terminals for improved customer service; implementation of Internet-based Cash Management services for commercial customers; and preparations for the opening of the Gloucester regional financial services office in early January.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issued four statements during 2001: SFAS No. 141 – *Business Combinations*, SFAS No. 142 – *Goodwill and Other Intangible Assets*, SFAS No. 143 – *Accounting for Asset Retirement Obligations*, and SFAS No. 144 – *Accounting for the Impairment or Disposal of Long-Lived Assets*. The adoption of these standards is not expected to have a material impact on CFS's financial statements.

Forward-Looking Statements

The foregoing discussion may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the plans, objectives, future performance and business of CFS. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressure in the banking industry increases significantly; (2) changes in the interest rate environment reduce margins; (3) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (4) changes in the regulatory environment; (5) changes in business conditions, impacting, among others, CFS's customers and vendors; and (6) changes in the securities market.

Chesapeake Financial Shares, Inc. — Directors

Douglas D. Monroe, Jr.
Chairman of the Board
Chief Executive Officer

Eugene S. Hudnall, Jr.
Chairman, Noblett, Inc.
Retailer

Robert L. Stephens
Retired Resort Owner/
Executive

T. Nash Broaddus
Chairman Emeritus
Prodesco, Inc.
Textile Manufacturer

Katherine W. Monroe
Shareholder

Bruce P. Robertson
President
Shirley Pewter Shops, Inc. and
The Porcelain Collector of
Williamsburg, Ltd.

William F. Shumadine, Jr.
Managing Director
Lowe, Brockenbrough & Co., Inc.
Registered Investment Advisor

Jeffrey M. Szyperski
President,Chief Executive Officer and
Chairman of the Board
Chesapeake Bank

Chesapeake Bank — Directors

Charles C. Chase, II
President, Rappahannock
Seafood Company, Inc.

James F. Chase, Jr.
Farmer

James M. Holmes, Jr.
President, Administrator
Rappahannock General Hospital

Eugene S. Hudnall, Jr.
Chairman
Noblett, Inc.

Douglas D. Monroe, Jr.
Chairman Emeritus
Chesapeake Bank

L. Frank Phillips, Jr.
President
L. F. Phillips & Son
Oil Co., Inc.

Albert C. Pollard
President
Pollard Properties, Inc.

Jeffrey M. Szyperski
President, Chief Executive Officer and
Chairman of the Board
Chesapeake Bank

Thomas G. Tingle, AIA
Principal
Guernsey Tingle Architects

Harry M. Ward
Superintendent of Schools
Mathews County

Corporate Officers

Douglas D. Monroe, Jr.
Jeffrey M. Szyperski
Marshall N. Warner
John H. Hunt, II
Larry T. Lawrence
John K. O'Shaughnessy
Ray H. Hargett
Betty Sue Spence
Jean H. Light
J. Mark Monroe
Timothy P. Wilson
Dianne D. Hall
Suzanne D. Keyser
Paul L. Wegkamp, Jr.
Bryan D. Edmonds
Cecelia G. Klink
Brenda S. Johnson
Carol C. Rakes
Vickie M. Tucker
Mark J. Eggleston
Julie A. Williams
Linda J. Bisulca
Carlie H. Gill
Heidi L. Wilkins
Pamela W. Redmond
Kathleen S. Banks
Patricia R. Lewis
Rebecca T. Heinatz
Ann Marie Pruitt
Kristie K. Smith
Sandra L. Smith

Chesapeake Investment Group, Inc. — Directors

Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus
Bruce P. Robertson
Jeffrey M. Szyperski

Chesapeake Insurance Agency, Inc. and Chesapeake Mortgage Company, Inc. — Directors

Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus
Ray H. Hargett

Chesapeake Financial Group, Inc. — Directors

Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus
Bruce P. Robertson
Jeffrey M. Szyperski

Chesapeake Trust Company — Directors

Douglas D. Monroe, Jr.
Jeffery M. Szyperski
James F. Chase, Jr.

Chesapeake Bank Business Advisory — Committees

Peninsula
Vincent A. Campana
Perry M. DePue
Nancy H. Dykeman, CPA
Patrick G. Duffeler
J. Scott Finney
Vernon M. Geddy, III, Esq.
Harvey B. Morgan
Bruce P. Robertson
Thomas G. Tingle, AIA

Northen Neck/Mathews
Elwood G. Everington
Hank J. George
Weldon M. Howard
B.H.B. Hubbard, III, Esq.
Leland T. James
John C. Miller
Harry Lee Self
Donald E. Smiley
R. Lee Stephens, Jr.
Robert J. Stewart, Jr., M.D.
Norman R. Tingle, Jr., M.D.

CHESAPEAKE FINANCIAL SHARES INC.

MISSION STATEMENT

Chesapeake Financial Shares, Inc. is a financial services holding company whose two subsidiaries, Chesapeake Bank and Chesapeake Investment Group, serve its clients in a market in eastern Virginia between the Potomac and James Rivers.

Each staff and board member is part of a team that is committed to innovation and to maintaining excellence in providing complete financial services to its clients, in providing a rewarding work environment for its employees, in providing an above-average return on investment for its shareholders, and in providing a positive influence to the economies of the communities that it serves.

Chesapeake Financial Shares, Inc.
P.O. Box 1419
Kilmarnock, Virginia 22482
804-435-1181

Chesapeake Bank

Chesapeake Investment Group

www.chesbank.com
Ticker Symbol CPKF